[VEDDER PRICE LOGO]                         VEDDER,PRICE,KAUFMAN & KAMMHOLZ, P.C
                                            222 NORTH LASALLE STREET
                                            CHICAGO, ILLINOIS 60601
                                            312-609-7500
                                            FACSIMILE : 312-609-5005
                                            OFFICES IN CHICAGO, NEW YORK CITY
                                            AND LIVINGSTON, NEW JERSEY

                                                                   June 30, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: ABN AMRO Funds
             Post-Effective Amendment No. 59 under the
             Securities Act of 1933 and Amendment No. 61
             under the Investment Company Act of 1940
             File Nos. 033-68666 and 811-8004

To the Commission:

      On behalf of ABN AMRO Funds (the "Trust"), we are transmitting electronically for filing pursuant to the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") the Trust's Post-Effective Amendment No. 59 under the 1933 Act to its Registration Statement on Form N-1A (Amendment No. 61 under the 1940 Act). The purpose of the Amendment is to add a new class of shares, Class I shares, to two existing series of the Trust, ABN AMRO Value Fund and ABN AMRO Real Estate Fund (collectively, the "Funds").

      This Amendment is being filed pursuant to the conditions and requirements of Rule 485(a)(1) under the 1933 Act. We intend for this Amendment to become effective on or about August 29, 2005.

      We are writing to request limited review of the Amendment. The Amendment is similar to the Trust's currently effective registration statement. The information under "Shareholder Information" in the prospectus filed herewith is the same as the information under "Shareholder Information" in the current prospectuses offering Class I shares of other series of the Trust. The fund-specific information (i.e., investment objective, principal investment strategies, risks and other investment strategies) in the prospectus filed herewith is the same as that included in the current prospectus offering Class N shares of the Funds. The statement of additional information filed herewith is marked to show changes from the Trust's current statement of additional information filed as part of Post-Effective Amendment No. 56.

VEDDER PRICE

Securities and Exchange Commission
June 30, 2005
Page 2

      If you have any questions or comments concerning this filing, please contact the undersigned at (312) 609-7837.

                                                    Very truly yours,

                                                    /s/ Amy E. Lewis
                                                    -----------------
                                                    Amy E. Lewis

Enclosures